Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2015 Results

CHONGQING, China—November 18, 2015—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2015.

Third Quarter 2015 Financial and Operating Highlights

•	Polysilicon production volume of 2,689 MT in Q3 2015, an increase of 55.1% from 1,734 MT in Q2 2015
•	Polysilicon external sales volume(1) of 2,277 MT in Q3 2015, an increase of 67.1% from to 1,363 MT in Q2 2015
•	Polysilicon average total production cost(2) of $11.15/kg in Q3 2015, a decrease of 14.1% from $12.98/kg in Q2 2015;
•	Polysilicon average cash cost(2) of $8.71/kg in Q3 2015, a decrease of 17.8% from $10.60/kg in Q2 2015
•	Average selling price (ASP) of polysilicon was $14.98/kg in Q3 2015, a decrease of 6.1% from $15.95/kg in Q2 2015
•	Solar Wafer sales volume of 19.1 million pieces in Q3 2015, an increase of 4.4% from 18.3 million pieces in Q2 2015
•	Revenue of $46.6 million in Q3 2015, an increase of 35.9% from revenue of $34.3 million in Q2 2015
•	Non-GAAP gross margin(3) of 23.4% in Q3 2015, compared to 19.6% in Q2 2015
•	EBITDA(non-GAAP)(3) of $15.0 million in Q3 2015, an increase of 78.6% from $8.4 million in Q2 2015
•	EBITDA margin (non-GAAP)(3) of 32.1% in Q3 2015, compared to 24.6% in Q2 2015
•	Net income attributable to Daqo New Energy shareholders of $3.1 million in Q3 2015, compared to net loss attributable to Daqo New Energy shareholders of $0.9 million in Q2 2015 and net income attributable to Daqo New Energy shareholders of $5.9 million in Q3 2014.
•	Earnings per basic ADS of $0.29 in Q3 2015, compared to loss per basic ADS of $0.09 in Q2 2015, and earnings per basic ADS of $0.66 in Q3 2014.
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $6.3 million in Q3 2015, compared to $2.7 million in Q2 2015 and $9.7 million in Q3 2014.
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $0.60, compared to $0.26 in Q2 2015, and $1.09 Q3 2014.

	Three months ended
US$ millions except as indicated otherwise	September 30, 2015	June 30, 2015	September 30, 2014
Revenues	46.6	34.3	47.3
Gross profit	8.6	3.6	11.6
Gross margin	18.4%	10.5%	24.5%
Operating income	6.7	1.2	9.5
Net income (loss) attributable to Daqo New Energy shareholders	3.1	(0.9)	5.9
Basic earnings (loss) per ADS ($ per ADS)	0.29	(0.09)	0.66
Adjusted Net income (non-GAAP)(3) attributable to Daqo New Energy shareholders	6.3	2.7	9.7
Adjusted Basic earnings per ADS (non-GAAP)(3) ($ per ADS)	0.60	0.26	1.09
Non-GAAP gross profit(3)	10.9	6.7	15.0
Non-GAAP gross margin(3) (%)	23.4%	19.6%	31.7%
EBITDA (non-GAAP)(3)	15.0	8.4	16.4
EBITDA margin(3) (non-GAAP)	32.1%	24.6%	34.7%
Polysilicon sales volume (MT) (1)	2,277	1,363	1,598
Polysilicon production cost ($/kg)(2)	11.15	12.98	13.05
Polysilicon cash cost (excl. dep'n) ($/kg)(2)	8.71	10.60	10.72

Note:

(1) Polysilicon external sales volume excludes internal sales of polysilicon to our Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods which has been accepted by customers and thus the corresponding revenue has been recognized during the reporting period.

(2) Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the quarter. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang divided by the production volume in the quarter.

(3) Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income and adjusted earnings (loss) per ADS on a non-GAAP basis to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Commentary

"Our strong quarterly results reflect the success of our phase 2B polysilicon capacity expansion, which we have successfully ramped up to its full annual capacity of 12,150 metric tons at the end of the third quarter. The ramp up from initial production to full design capacity took only approximately three months, which was the best ever pace for the Company achieving the ramp up. We executed well on key technology upgrades and process enhancements, delivering cost reductions that were ahead of our expectations, and exceeded our key financial and operating targets for the quarter," said Dr. Gongda Yao, CEO of Daqo New Energy.

"In the third quarter of 2015, we produced 2,689 MT of polysilicon at an average total production cost of $11.15/kg and cash cost of $8.71/kg, a significant decrease from our production costs in the second quarter. Through proprietary technology enhancements, our newly commissioned hydrochlorination system and CVD reactors are operating well, at better than their design specifications in terms of production volume and output efficiency. As a result, we significantly reduced unit electricity consumption and raw material usage, achieving a 17.8% reduction in cash cost in the third quarter as compared to the second quarter of 2015. We believe as we continue to optimize our manufacturing operation and production process, we will be able to continue to improve our cost structure. As such, we expect to further reduce our average total production cost to less than $10.5/kg in the fourth quarter of 2015, and to less than $10.0/kg in the year of 2016, with corresponding decline in cash cost," Dr. Yao concluded.

"The solid execution of our capacity expansion project and technology upgrade enabled us to post strong financial results for the quarter," said Ming Yang, CFO of Daqo New Energy. "Although polysilicon ASPs declined by approximately 6% in the third quarter as compared to the second quarter of 2015, we were able to return to profitability and expanded our gross margin, operating income and EBITDA in the third quarter, due to declining production cost and increase in production volume. We achieved non-GAAP gross margin of 23.4% in the third quarter, as compared to 19.6% in the second quarter of 2015. Operating income was $6.7 million, as compared to $1.2 million in the second quarter of 2015. EBITDA was $15.0 million, up 79% from $8.4 million in the second quarter of 2015."

"Based on strong customer demand for our wafer products, and encouraging ASP improvements in recent months, we have launched a wafer technology enhancement project at our Chongqing wafer facilities, which is expected to further reduce our manufacturing cost and increase annual wafer production capacity from the current 72 million pieces per year to 100 million pieces per year by the second quarter of 2016. We have been continuously improving our wafer manufacturing efficiency and cost structure. The gross margin of our wafer manufacturing facility on a standalone basis improved significantly, up from 11.2% in the second quarter to 17.4% in the third quarter of 2015. We believe this technology enhancement project will best optimize our existing wafer facilities and further improve margins and profitability."

"We are proud of what we have achieved in the third quarter of 2015. We have successfully increased our capacity, further reduced our cost structure that is already highly competitive, and achieved substantial improvements in margins and profitability. We believe we are on track to achieve our goal of becoming a highly-profitable and fast-growing top-tier solar raw material provider in the world."

Market outlook and Q4 2015 guidance

According to data released by China National Energy Administration, China added 9.9 GW of solar PV installations in the first three quarters of 2015, which has brought China's cumulative solar PV installation to 38 GW. We expect the annual installation target of 17.8 GW can be achieved, and China would overtake Germany to become the world's largest solar power generating country.

Based on feedback from our customers, demand for solar products across the value chain in the fourth quarter is expected to be strong. Most downstream players are running at full production capacity, and the ASPs of downstream products, particularly for solar wafers, are improving. As a result, we expect to see stable demand for polysilicon. One of our major goals is to continue to lower our polysilicon production cost at a faster rate than ASP declines, in order to achieve margin and profitability improvements.

For the fourth quarter of 2015, the Company expects to sell 2,800 to 3,000 MT of polysilicon to external customers, which excludes internal sales of polysilicon to our wafer manufacturing subsidiary. The Company also expects to sell approximately 20.5 million to 21.0 million pieces of solar wafers. This outlook reflects our current and preliminary view as of the date of this press release and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See "Safe Harbor Statement" at the end of this press release.

Third Quarter 2015 Financial Results

Revenues

Revenues were $46.6 million, compared to $34.3 million in the second quarter of 2015 and $47.3 million in the third quarter of 2014.

Revenues from polysilicon sales to external customer were $34.1 million, an increase of 57.1% from $21.7 million in the second quarter of 2015. External polysilicon sales volume were 2,277 MT, an increase of 67.1% from 1,363 MT of polysilicon sold in the second quarter of 2015. The increase in polysilicon revenues as compared to the second quarter of 2015 was primarily due to the increase in polysilicon sales volume, partially offset by lower ASPs. With the ramp up of the Company's phase 2B polysilicon expansion, the company produced 2,689 MT of polysilicon in the third quarter of 2015, an increase of 55.1% from 1,734 MT in the second quarter of 2015. The polysilicon ASPs were $14.98/kg and $15.95/kg in the third and second quarter of 2015, respectively.

Revenues from wafer sales were $12.5 million in the third quarter, compared to $12.6 million in the second quarter of 2015. Wafer sales volume was 19.1 million pieces in the third quarter, compared to 18.3 million in the second quarter of 2015. The slight decrease in wafer revenues as compared to the second quarter of 2015 was primarily the result of an increase in mix of wafer volume through OEM service during the third quarter, as the corresponding OEM service revenue only includes processing fees.

Gross profit and margin

Gross profit was approximately $8.6 million, compared to $3.6 million in the second quarter of 2015 and $11.6 million in the third quarter of 2014. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon operations in Chongqing, was approximately $10.9 million, compared to $6.7 million in the second quarter of 2015 and $15.0 million in the third quarter of 2014.

Gross margin was 18.4%, compared to 10.5% in the second quarter of 2015 and 24.5% in the third quarter of 2014. The improvement in gross margin was primarily due to our continuous cost reduction effort in polysilicon manufacturing, partially offset by polysilicon ASP decline.

In the third quarter of 2015, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $2.3 million, compared to $3.1 million in the second quarter of 2015 and $3.4 million in the third quarter of 2014. Excluding such costs, the non-GAAP gross margin was approximately 23.4%, compared to 19.6% in the second quarter of 2015 and 31.7% in the third quarter of 2014.

Selling, general and administrative expenses

Selling, general and administrative expenses were $2.9 million, compared to $2.8 million in the second quarter of 2015 and $2.5 million in the third quarter of 2014.

Research and development expenses

Research and development expenses were approximately $0.1 million, compared to $0.2million in the second quarter of 2015 and $0.2 million in the third quarter of 2014.

Other operating income (expense)

Other operating income was $1,115 thousand, compared to $667 thousand in the second quarter of 2015 and $574 thousand in the third quarter of 2014.

Operating income and margin

Operating income was $6.7 million, compared to $1.2 million in the second quarter of 2015 and $9.5 million in the third quarter of 2014. Operating margin was 14.3%, compared to 3.6% in the second quarter of 2015 and 20.0% in the third quarter of 2014.

Net Interest expense

Net interest expenses were $3.0 million, compared to $2.5 million in the second quarter of 2015 and $3.5 million in the third quarter of 2014.

EBITDA

EBITDA was $15.0 million, compared to $8.4 million in the second quarter of 2015 and $16.4 million in the third quarter of 2014. EBITDA margin was 32.1%, compared to 24.6% in the second quarter of 2015 and 34.7% in the third quarter of 2014.

Net loss / income attributable to our shareholders and loss / earnings per ADS

Net income attributable to Daqo New Energy shareholders was $3.1 million, compared to net loss attributable to Daqo New Energy shareholders of $0.9 million in the second quarter of 2015 and net income attributable to Daqo New Energy shareholders of $5.9 million in the third quarter of 2014.

Earnings per basic ADS were $0.29, compared to loss per basic ADS of $0.09 in the second quarter of 2015, and earnings per basic ADS of $0.66 in the third quarter of 2014.

Financial Condition

As of September 30, 2015, the Company had $68.7 million in cash and cash equivalents and restricted cash, compared to $95.1 million as of June 30, 2015 and $30.0 million as of September 30, 2014. The decrease in cash and cash equivalents and restricted cash was primarily due to loan repayment. As of September 30, 2015, the accounts receivable balance was $15.4 million, compared to $7.0 million as of June 30, 2015. As of September 30, 2015, the notes receivable balance was $16.5 million, compared to $38.3 million as of June 30, 2015. As of September 30, 2015, total borrowings were $259.1 million, of which $143.9 million were long-term borrowings, compared to total borrowings of $266.0 million, including $100.0 million long-term borrowings as of June 30, 2015.

Cash Flows

For the nine months ended September 30, 2015, net cash provided by operating activities was $65.6 million, compared to $47.7 million in the same period of 2014.

For the nine months ended September 30, 2015, net cash used in investing activities was $82.7 million, compared to $81.0 million in the same period of 2014.

For the nine months ended September 30, 2015, net cash provided by financing activities was $38.1 million, compared to $38.1 million in the same period of 2014.

Use of Non-GAAP Financial Measures

To supplement Daqo's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income and adjusted net income per basic share. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provides investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company would expect a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. Adjusted Net income and Adjusted Earnings per basic ADS excludes costs related to the non-operational polysilicon assets in Chongqing as described above. It also excludes costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of Non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on November 18, 2015.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
China Beijing local toll:	+86-105-357-3132
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992
Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/dq/20151118/default.aspx

A replay of the call will be available 1 hour after the end of the conference through November 25, 2015.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10075972

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 12,150 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the outlook for the fourth quarter of 2015 and quotations from management in this announcement, as well as Daqo New Energy's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Sep. 30, 2015	Jun. 30, 2015	Sep. 30, 2014

Revenues	$46,562	$34,331	$47,291
Cost of revenues	(37,988)	(30,740)	(35,699)
Gross profit	8,574	3,591	11,592
Operating expenses
Selling, general and administrative expenses	(2,943)	(2,827)	(2,508)
Research and development expenses	(94)	(203)	(203)
Other operating income	1,115	667	574
Total operating expenses	(1,922)	(2,363)	(2,137)
Income from operations	6,652	1,228	9,455
Interest expense	(3,062)	(2,635)	(3,648)
Interest income	51	132	164
Foreign exchange gain (loss)	1	171	(78)
Income (loss) before income taxes	3,642	(1,104)	5,893
Income tax benefit (expenses)	(559)	178	-
Net income (loss) attributable to Daqo New Energy Corp. shareholders	$3,083	$(926)	$5,893

Net income (loss)	$3,083	$(926)	$5,893
Other comprehensive income (loss):
Foreign currency translation adjustments	(5,815)	(46)	1,653
Total other comprehensive income (loss)	(5,815)	(46)	1,653
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$(2,732)	$(972)	$7,546

Income (loss) per ADS
Basic	$0.29	$(0.09)	$0.66
Diluted	$0.29	$(0.09)	$0.64
Weighted average ADS outstanding
Basic	10,508,161	10,506,506	8,938,320
Diluted	10,630,996	10,506,506	9,137,667

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Sep. 30., 2015	Jun 30., 2015	Sep. 30, 2014

ASSETS:
Current Assets:
Cash and cash equivalents	27,955	58,638	12,612
Restricted cash	40,729	36,452	17,410
Accounts receivable, net	15,400	7,042	6,849
Note Receivables	16,474	38,284	36,752
Prepaid expenses and other current assets	15,543	17,031	12,129
Advances to suppliers	913	1,794	2,401
Inventories	12,157	10,516	11,314
Amount due from related party	2,421	10,395	9,523
Total current assets	$131,592	$180,152	$108,990
Property, plant and equipment, net	557,737	569,119	517,947
Prepaid land use right	27,867	28,731	29,488
Other non-current assets	165	169	171
TOTAL ASSETS	$717,361	$778,171	$656,596

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	115,159	166,014	129,873
Accounts payable	16,728	19,391	14,601
Note payables	52,248	42,446	28,656
Advances from customers	7,282	7,862	9,567
Payables for purchases of property, plant and equipment	51,359	60,588	37,309
Accrued expenses and other current liabilities	8,934	8,111	8,530
Amount due to related party	57,918	108,885	74,684
Income tax payable	201	(34)	-
Total current liabilities	$309,829	$413,263	$303,220
Long-term borrowings	143,949	100,019	116,565
Advance from customers – long term portion	-	1,083	4,617
Other long Term Liabilities	25,980	26,252	27,025
TOTAL LIABILITIES	$479,758	$540,617	$451,427

EQUITY:
Ordinary shares	26	26	22
Treasury stock	(1,149)	(399)	(399)
Additional paid-in capital	234,807	233,791	202,984
Accumulated losses	(12,681)	(15,765)	(19,625)
Accumulated other comprehensive income	14,083	19,901	22,187
Daqo New Energy Corp.'s shareholders' equity	$235,087	$237,554	$205,169
Non-controlling interest	$2,516	-	-
Total equity	$237,603	$237,554	$205,169

TOTAL LIABILITIES & EQUITY	$717,361	$778,171	$656,596

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended September 30,
	2015	2014
Operating Activities:
Net income	$3,338	$13,043
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,413	1,643
Inventory write-down	62	178
Allowance for doubtful accounts	(824)	(3,622)
Depreciation of property, plant and equipment	22,230	20,956

Changes in operating assets and liabilities:
Accounts receivable	(6,976)	6,547
Note receivables	32,582	(21,041)
Prepaid expenses and other current assets	(3,009)	11,414
Advances to suppliers	408	(1,553)
Inventories	(2,863)	(1,135)
Amount due from related parties	3,299	5,628
Amount due to related parties	1,922	(119)
Prepaid land use rights	457	473
Accounts payable	339	(2,851)
Notes payables	13,973	27,104
Accrued expenses and other current liabilities	189	1,171
Income tax payable	201	-
Advances from customers	(3,176)	(10,613)
Other long-term liabilities	48	440
Net cash provided by operating activities	$65,613	$47,663

Investing activities:
Purchases of property, plant and equipment	(68,745)	(72,257)
(Increase) in restricted cash	(19,082)	(8,705)
Proceeds from disposition of Nanjing Daqo	5,110	-
Net cash (used in) investing activities	$(82,717)	$(80,962)

Financing activities:
Proceeds from related parties loans	210,640	229,984
Repayment of related parties loans	(230,668)	(242,733)
Proceeds from bank borrowings	228,287	115,253
Repayment of bank borrowings	(200,247)	(119,057)
Proceeds from follow-on equity offering	30,030	58,000
Issuance cost for follow-on equity offering	(2,033)	(3,367)
Repurchase stock	(750)	-
Proceeds from options exercised	276	37
Proceeds from the sale of ownership interests by Xinjiang Daqo	2,516	-
Net cash provided by financing activities	$38,051	$38,117

Effect of exchange rate changes	(60)	(37)
Net increase in cash and cash equivalents	20,887	4,781
Cash and cash equivalents at the beginning of the period	7,068	7,831
Cash and cash equivalents at the end of the period	27,955	$12,612

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Sep. 30, 2015	Jun. 30, 2015	Sep. 30, 2014
Gross profit / (loss)	8,574	3,591	11,592
Costs related to the non-operational Chongqing polysilicon operations	2,327	3,139	3,420
Non-GAAP gross profit / (loss)	10,901	6,730	15,012

	Three months Ended
	Sep. 30, 2015	Jun. 30, 2015	Sep. 30, 2014
Gross margin	18.4%	10.5%	24.5%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	5.0%	9.1%	7.2%
Non-GAAP gross margin	23.4%	19.6%	31.7%

	Three months Ended
	Sep. 30, 2015	Jun. 30, 2015	Sep. 30, 2014
Net income / (loss)	3,083	(926)	5,893
Income tax (benefit) expense	559	(178)	-
Interest expense	3,062	2,635	3,648
Interest income	(51)	(132)	(164)
Depreciation	8,305	7,040	7,010
EBITDA (non-GAAP)	14,958	8,439	16,387
EBITDA margin (non-GAAP)	32.1%	24.6%	34.7%

	Three months Ended
	Sep. 30, 2015	Jun. 30, 2015	Sep. 30, 2014
Net income / (loss)	3,083	(926)	5,893
Costs related to the non-operational Chongqing polysilicon operations	2,327	3,139	3,420
Share-based compensation	911	511	411
Adjusted Net income (non-GAAP)	6,321	2,724	9,724
Adjusted Earnings per basic ADS (non-GAAP)	$0.60	$0.26	$1.09
Adjusted Earnings per diluted ADS (non-GAAP)	$0.59	$0.26	$1.06

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187 1658 5553

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.